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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                                ________________

                       THE UNITED STATES SHOE CORPORATION
                           (Name of Subject Company)


                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)


                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   912605102
                     (CUSIP Number of Class of Securities)

                                ________________

                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939


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         This Amendment No. 12 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $28 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995, as amended and supplemented, and in the related Letter of Transmittal, as amended and supplemented (the "Luxottica Offer"), as set forth in this Amendment No. 12. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.


ITEM 3.  IDENTITY AND BACKGROUND.

      Item 3(b)(2) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

             As announced by Luxottica in a press release issued on May 12, 1995 (the "Luxottica May 12 Press Release") the Luxottica Offer expired by its terms at 5:00 p.m., New York City time, on May 11, 1995, and 45,715,747 Common Shares, representing approximately 97.3% of the total Common Shares outstanding, were tendered by shareholders of the Company (including Common Shares subject to guaranteed delivery) prior to the Luxottica Offer's expiration. At such time, LAC accepted for payment all such Common Shares. A copy of the text of the Luxottica May 12 Press Release is filed as Exhibit 50 hereto and is incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

             CONTROL SHARE ACQUISITION ACT MEETING. On May 11, 1995, the Company and Luxottica Group issued a joint press release (the "May 11 Joint Press Release") announcing, among other things, that at the special meeting of the Company's shareholders held pursuant to the Control Share Acquisition Act on May 11, 1995, the holders of Common Shares authorized the proposed control share acquisition by LAC. A copy of the text of the May 11 Joint Press Release is filed as Exhibit 51 hereto and is incorporated herein by reference.



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             THE RIGHTS AGREEMENT.  The Company and State Street Bank and Trust
      Company entered into the Fourth Amendment to Rights Agreement ("Fourth Amendment to the Rights Agreement") dated as of May 10, 1995, which provides that notwithstanding anything contained in the Rights Agreement to the contrary, none of the execution or delivery of the Merger Agreement, the purchase of Common Shares pursuant to the Luxottica Offer, the Merger or the commencement of the Luxottica Offer or any public announcement in respect thereof will cause the Distribution Date to occur or the Rights to become exercisable. The Fourth Amendment to Rights Agreement is filed as Exhibit 52 hereto and is incorporated herein by reference. The foregoing description of the Fourth Amendment to Rights Agreement is qualified in its entirety by reference to the text of the Fourth Amendment to Rights Agreement.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following Exhibits are filed herewith:

      Exhibit 50 - The Luxottica May 12 Press Release.

      Exhibit 51 - The May 11 Joint Press Release.

      Exhibit 52 - The Fourth Amendment to Rights Agreement.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 1995



                              THE UNITED STATES SHOE CORPORATION



                              By:  /s/ Bannus B. Hudson
                                   ---------------------------------------------
                                   Name:  Bannus B. Hudson
                                   Title: President and Chief Executive Officer

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                                EXHIBIT INDEX
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      Exhibit 50 - The Luxottica May 12 Press Release.

      Exhibit 51 - The May 11 Joint Press Release.

      Exhibit 52 - The Fourth Amendment to Rights Agreement.